

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Michael White
Chief Financial Officer
Piedmont Lithium Inc.
32 North Main Street, Suite 100
Belmont, North Carolina
28012

> **Re: Piedmont Lithium Inc.**
> **Form 10-KT for the Fiscal Year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-38427**

Dear Michael White:

We have reviewed your February 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

Form 10-KT for the Fiscal Year ended December 31, 2021

General

1. We note that you filed approximately seven current reports on Form 8-K over the past year to alert investors to corporate presentations that you have posted on your website, in which you have reported economic details for several projects. For example, the January 27, 2023 and February 24, 2023 presentations include a summary of economic details, including mineralization, for the Quebec, Ghana, Tennessee Lithium, and Carolina Lithium projects on pages 8 and 7, respectively.

   You include a similar summary in each of the presentations posted during this timeframe and have similar, related, or corresponding details on other pages within your presentations. In footnotes on the summary pages, you identify various announcements and technical reports from which you have sourced some of the details.

As we discussed during our phone conference on February 28, 2023, numerous details presented on these pages appear to diverge from disclosure standards that govern reporting in your periodic reports, such as Item 1300 of Regulation S-K, and Rule 12b-20 of Regulation 12B. For example, we note the following apparent inconsistencies with these requirements that you will need to address.

- The pre-feasibility project stage associated with the projects does not appear to be consistent with reporting resources rather than reserves for the projects.

- The quantifications of resources for one or more projects appear to reflect summations of inferred resources with other classifications of resources or reserves, which is generally and commonly not permissible due to the low level of confidence associated with estimates of inferred resources.

- The 119.1 Mt resource associated with Quebec does not reconcile with reserves of 29.2 Mt for NAL and 12.1 Mt for Authier.

- The Quebec/Sayona NAL feasibility study dated May 23, 2022, associated with your $571 million NPV detail, uses a concentrate sales price of $1,242 per ton, which appears to be materially inconsistent with the contractual price at which you will purchase output disclosed as ranging from $500 to $900 per ton.

- The Quebec/Authier feasibility study dated November 11, 2019, uses a concentrate sales price of $693/ton, which appears to be materially inconsistent with the contractual price at which NAL will purchase output from the project which, according to the NAL pre-feasibility study dated May 23, 2022, is $205/ton.

- The resources of 30.1 Mt associated with the Ghana project does not reconcile with reserves of 18.9 Mt in the corresponding pre-feasibility study dated September 22, 2022; while the production schedule associated with the $1.3 billion NPV detail appears to include about 24.5% inferred resources, which would not be permissible in establishing reserve economics due to low levels of confidence.

- The Tennessee PEA, associated with your $2.2 billion NPV detail, indicates you would purchase 196,000 tons per year spodumene concentrate (SC6) and produce 30,000 tons of lithium hydroxide per year, although without indicating the sources of SC6 considering your contractual commitments with Tesla and LG.

Tell us whether you concur with each of the observations listed above and if there are any points with which you do not agree, tell us you position and describe your rationale.

Please describe any efforts that you had previously undertaken to validate the information and describe any internal controls that you will establish to ensure that any similar details in future presentations is accurate and consistent with the guidance governing the reporting of comparable information in your periodic filings.

Finally, please explain to us how you propose to advise investors of the adjustments or corrections necessary to conform or qualify the content referenced above.

Item 15 Exhibits
Exhibit 96.1, page 49

2. We note that you filed an amended Technical Report Summary as Exhibit 96.2 to your annual report on March 1, 2023, reflecting revisions that were necessary to address the comments in our November 8, 2022 and February 10, 2023 letters, also reflecting revisions based on our phone conference on February 28, 2023.

    Please describe to us the process that you had undertaken to obtain a revised Technical Report Summary based on guidance that you received during our phone conference and, in consultation with the qualified persons, also describe to us the procedures that were completed by them in the course of revising and reissuing their report.

    Tell us the reasons the dates for signatories of the report do not coincide with the date of finalizing the report, i.e. after all of the changes were made.

3. As the Technical Report Summary has been substantively revised since the original report was filed on February 1, 2022, it is unclear why you have retained the original report as Exhibit 96.1 to your recent annual report. In this regard, we note that you filed consents from the qualified persons for inclusion of the amended report at Exhibits 23.4, 23.5, and 23.6, and that you have not filed consents for inclusion of the original report. As the original report did not fully conform to the requirements of Item 601(b)(96) of Regulation S-K, or the associated guidance in Subpart 1300 of Regulation S-K, it should no longer appear within the list of exhibits. We note that you have provided disclosure on page 33 of your recent annual report, stating that the Technical Report Summary was amended "to include certain information as required by Item 1300 of Regulation S-K" although with no mention of the content that was removed from the report.

    Please arrange to obtain and file a revised Technical Report Summary in an amendment to your recent annual report to address the following points; you will need to coordinate with the qualified persons in order to address the first three of these points.

    •   An explanatory paragraph should be added to the forepart of the amended Technical Report Summary to describe the changes that were made after the date of the original report, including references to those sections of the report that were impacted by the changes, and those sections of the report where further details of the changes are provided, to the extent these are not fully addressed in the explanatory paragraph.

- The dates associated with the signatures to the amended Technical Report Summary should coincide with the date of completing the amended report.

- Obtain and submit consents from the qualified persons that are dated on or after the date of finalizing their report.

- The disclosure on page 33 of your annual report should be expanded to more fully describe the changes that were made to the Technical Report Summary in order to conform to the requirements mentioned above, including a brief description of the content that was removed and the reasons this was necessary.

- The original Technical Report Summary and the associated link should be deleted from the list of exhibits in the annual report.

You may contact John Coleman, Mining Engineer, at (202) 551-3610, or Gus Rodriguez, Staff Accountant, at (202) 551-3752 if you have questions regarding the comments. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation